SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Result of the 12th Bidding Round of ANP

Rio de Janeiro, November 28, 2013 – Petróleo Brasileiro S.A. – Petrobras has acquired, alone or in partnership, 49 blocks, out of the 50 to which the company presented offers, in the 12th Bidding Round held today by the Brazilian National Petroleum, Natural Gas an Biofuels Agency (ANP). Among the blocks acquired, 22 were in partnership, and 16 of them will be operated by Petrobras and 6 by partners. The value of signature bonus to be paid by Petrobras is R$ 120 million, in addition to R$ 23 million to be paid by partners. The sum of these amounts, which reaches approximately R$ 143 million, corresponds to 87% of the total bonus to be collected in the round.

In addition to the signature bonus, the Minimum Exploratory Program (MEP) to be applied on the block, expressed in units of work (UWs), and the percentage of local content in the exploration and production phases were also taken into account as judgment criteria in the bidding.

The blocks offered in the 12th Bidding Round are located in new exploratory frontiers and in mature basins. The strategy adopted by Petrobras in the bidding is aligned with the goal of the company to increase its reserves and production of natural gas in the vicinity of existing production facilities, by expanding the knowledge on Brazilian sedimentary basins and diversifying its exploration investment. The participation of Petrobras in consortiums is in line with the objective of strengthening partnerships with national and foreign companies in order to foster integration of knowledge and technologies used in the exploration and production onshore.

Among the new frontier basins, located in areas with little geologic information or technological barriers to be overcome, Petrobras has invested primarily in Paraná and Acre-Madre de Dios basins, seeking to identify new producing provinces with a focus on natural gas. In these basins, the Company has acquired 10 out of 11 blocks in which the Company submitted a proposal.

In mature basins, Petrobras purchased all 39 blocks in which it submitted a proposal. The company made offers to both basins of Sergipe-Alagoas and Recôncavo, in blocks near to production areas that can have synergies with the existing infrastructure.

The table below summarizes the result of Petrobras participation in the 12th Bidding Round of ANP:

The incorporation of these new areas is aligned with exploration investments envisaged in the Business and Management Plan 2013-2017 and Petrobras commitment to continue investing in exploration in Brazil ensuring the recovery of its portfolio, benefiting from the existing synergies and providing the volumes of oil and natural gas necessary for the sustainability of its production curve.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.